Exhibit 99.1

Date: February 19, 2015	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

 To:  Toronto Stock Exchange
        New York Stock Exchange (NYSE)
        Alberta Securities Commission

        British Columbia Securities Commissio

        Saskatchewan Financial and Consumer Affairs Authority – Securities Division

        The Manitoba Securities Commission

        Ontario Securities Commission

        Autorité des marchés financiers

        Nova Scotia Securities Commission
        Prince Edward Island Office of the Superintendent of Securities

        New Brunswick Financial and Consumer Services Commission

Subject: PEMBINA PIPELINE CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 19, 2015
Record Date for Voting (if applicable) :	March 19, 2015
Beneficial Ownership Determination Date :	March 19, 2015
Meeting Date :	May 08, 2015
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	706327103	CA7063271034

Sincerely,

Computershare
Agent for PEMBINA PIPELINE CORPORATION